Exhibit 11.	Pennsylvania Commerce Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ending March 31, 2007
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$1,112,000
Preferred stock dividends	(20,000)
Income available to common stockholders	1,092,000	6,167,095	$0.18
Effect of Dilutive Securities:
Stock options		240,717
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$1,092,000	6,407,812	$0.17
For the Quarter Ending March 31, 2006
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$2,037,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,017,000	6,053,878	$0.33
Effect of Dilutive Securities:
Stock options		321,984
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$2,017,000	6,375,862	$0.32